SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                 SCHEDULE 13G/A



                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)



                          Creative Biomolecules, Inc.


                                (Name of Issuer)



                          Common Stock, $.01 par value
                        ----------------------------
                         (Title of Class of Securities)



                                  225270 10 7
                        ----------------------------
                                 (CUSIP Number)





















   Check the following box if a fee is being paid with this statement [   ].

CUSIP No.  225270 10 7
- --------------------------------------------------------------------------

1)   Name of Reporting Person and its             Marion Merrell Dow Inc.
     I.R.S. Identification Number                 44-0565557
- --------------------------------------------------------------------------

2)   Check the Appropriate Box if                                (a)[     ]
     a Member of a Group                                         (b)[     ]
- --------------------------------------------------------------------------

3)   SEC Use Only
- --------------------------------------------------------------------------

4)   Citizenship or Place of                                      Delaware
     Organization
- --------------------------------------------------------------------------

Number of      5)   Sole Voting Power                            1,298,461
Shares         -----------------------------------------------------------
Beneficially   6)   Shared Voting Power                                  0
Owned by       -----------------------------------------------------------
Each           7)   Sole Dispositive Power                       1,298,461
Reporting      -----------------------------------------------------------
Person With    8)   Shared Dispositive Power                             0
- --------------------------------------------------------------------------

9)   Aggregate Amount Beneficially                               1,298,461
     Owned by Each Reporting Person
- --------------------------------------------------------------------------

10)  Check Box If the Aggregate Amount                              [    ]
     in Row (9) Excludes Certain Shares
- --------------------------------------------------------------------------

11)  Percent of Class Represented                                     6.6%
     by Amount in Row (9)
- --------------------------------------------------------------------------

12)  Type of Reporting Person                                           CO
- --------------------------------------------------------------------------

CUSIP No.  225270 10 7
- --------------------------------------------------------------------------

1)   Name of Reporting Person and its             The Dow Chemical Company
     I.R.S. Identification Number                 38-1285128
- --------------------------------------------------------------------------

2)   Check the Appropriate Box if                                (a)[     ]
     a Member of a Group                                         (b)[     ]
- --------------------------------------------------------------------------

3)   SEC Use Only
- --------------------------------------------------------------------------

4)   Citizenship or Place of                                      Delaware
     Organization
- --------------------------------------------------------------------------

Number of      5)   Sole Voting Power                            1,298,461
Shares         -----------------------------------------------------------
Beneficially   6)   Shared Voting Power                                  0
Owned by       -----------------------------------------------------------
Each           7)   Sole Dispositive Power                       1,298,461
Reporting      -----------------------------------------------------------
Person With    8)   Shared Dispositive Power0                            0
- --------------------------------------------------------------------------

9)   Aggregate Amount Beneficially                               1,298,461
     Owned by Each Reporting Person
- --------------------------------------------------------------------------

10)  Check Box If the Aggregate Amount                              [    ]
     in Row (9) Excludes Certain Shares
- --------------------------------------------------------------------------

11)  Percent of Class Represented                                     6.6%
     by Amount in Row (9)
- --------------------------------------------------------------------------

12)  Type of Reporting Person                                           CO
- --------------------------------------------------------------------------

This Amendment No. 1 is filed to reflect the disposition of 165,000 shares of Common Stock, par value $.01, of Creative Biomolecules, Inc. by Marion Merrell Dow Inc. during 1994.

Item 1.
- -------

     (a)  Name of Issuer:

               Creative Biomolecules, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               45 South Street
               Hopkinton, Massachusetts 01748

Item 2.
- -------

     (a)  Names of Persons Filing:

               This Schedule is filed on behalf of Marion Merrell Dow Inc. ("Marion") and The Dow Chemical Company ("Dow"), filing jointly and not as members of a group. Dow currently is the beneficial owner of approximately 71.1% of the outstanding common stock of Marion. Dow is filing this Schedule with respect to its potential deemed indirect ownership of Marion's holdings of Common Stock of the Issuer, as to which Dow disclaims beneficial ownership. Marion operates as a publicly owned independent pharmaceutical company.

     (b)  Address of Principal Business Office or, if none, Residence:

               Marion Merrell Dow Inc.       The Dow Chemical Company
               9300 Ward Parkway             2030 Dow Center
               Kansas City, Missouri 64114   Midland, Michigan 48674

     (c)  Citizenship:

               Delaware as to both Marion and Dow

     (d)  Title of Class of Securities:

               Common Stock, par value $.01 per share

     (e)  CUSIP Number:

               225270 10 7

Item 3.
- -------

     Not applicable

Item 4.   Ownership as of December 31, 1994.
- -------   ----------------------------------

     (a)  Amount Beneficially Owned:                       1,298,461 shares

     (b)  Percent of Class:                                           6.6%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:         1,298,461

          (ii) shared power to vote or to direct the vote:               0

         (iii) sole power to dispose or to direct the
               disposition of:                                   1,298,461

          (iv) shared power to dispose or to direct the
               disposition of:                                           0


Item 5.   Ownership of Five Percent or Less of a Class.
- -------   ---------------------------------------------

          Not applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.
- -------   ----------------------------------------------------------------

          Not applicable.


Item 7.   Identification and Classification of the Subsidiary Which
- -------   Acquired the Security Being Reported on By the Parent Holding
          Company.
          -------------------------------------------------------------

          Not applicable.


Item 8.   Identification and Classification of Members of the Group.
- -------   ----------------------------------------------------------

          Not applicable.


Item 9.   Notice of Dissolution of Group.
- -------   -------------------------------

          Not applicable.


Item 10.  Certification.
- --------  --------------

          Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MARION MERRELL DOW INC.



Date:  January 27, 1995            By: /s/ Rebecca R. Tilden
     ----------------------------     ------------------------------------
                                      Rebecca R. Tilden
                                      Vice President, Assistant General
                                      Counsel, and Assistant Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   THE DOW CHEMICAL COMPANY



Date: January 27, 1995             By: /s/ Enrique C. Falla
     ---------------------------      ------------------------------------
                                      Enrique C. Falla
                                      Executive Vice President and
                                      Chief Financial Officer

                                 EXHIBIT INDEX


Exhibit No.         Description
- -----------         -----------

       A Agreement to File Jointly dated February 10, 1993, by and between Marion Merrell Dow Inc. and The Dow Chemical Company (incorporated by reference from Exhibit A of the Schedule 13G.)